

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 14, 2012

Via Facsimile
Ben R. Leedle, Jr.
Chief Executive Officer
Healthways, Inc.
701 Cool Springs Boulevard
Franklin, TN 37067

> **Re:** **Healthways, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed March 14, 2012**
> **File No. 000-19364**

Dear Mr. Leedle:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Note 3 – Goodwill, page 50

1. You disclosed that you acquired Navvis & Company ("Navvis") in August 2011 for total consideration of approximately $27.0 million, consisting of $23.7 million in cash and $3.3 million in common stock. We further note the disclosure on page 21 of your Form 10-Q for the nine months ended September 30, 2011 that the total consideration issued to acquire Navvis was $29.4 million, consisting of $24.0 million in cash and $5.4 million in common stock. Revise your Form 10-K to disclose the reason(s) for the change in the purchase price and to disclose the final purchase allocation along with a description of the amount and nature of the changes in comparison to the preliminary purchase allocation.

2. Please provide us with the results of all tests of significance relating to the acquisition of Navvis to support the absence of financial statements filed on Form 8-K for this acquired business. Provide all calculations and assumptions as well.

Signatures, page 75

3. Please confirm that in future filings you will indicate who signed in the capacity of controller or principal accounting officer. See Form 10-K, General Instruction D(2)(a).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Raquel Howard, Staff Accountant, at (202) 551-3291 or me at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Shaz Niazi, Staff Attorney at (202) 551-3121 or Pam Howell, Special Counsel at (202) 551-3357 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining